SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.__)*

Internap Network Services Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45885A300

(CUSIP Number)

January 4, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 45885A300	13G	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Management VII, LLC (“ICM7”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited liability company)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 1,865,000 shares, which shares are directly owned by Integral Capital Partners VII, L.P. (“ICP7”). ICM7 is the general partner of ICP7.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,865,000 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45885A300	13G	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Management VIII, LLC (“ICM8”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited liability company)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 835,000 shares, which are directly owned by Integral Capital Partners VIII, L.P. (“ICP8”). ICM8 is the general partner of ICP8.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 835,000 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45885A300	13G	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICP Absolute Return Management, LLC (“ICP ARM”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited liability company)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 290,000 shares, which are directly owned by Integral Capital Absolute Return Fund, L.P. (“Integral “ARF”) ICP ARM is the general partner of Integral ARF.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 290,000 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45885A300	13G	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Partners VII, L.P. (“ICP7”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited partnership)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 1,865,000 shares are directly owned by ICP7. Integral Capital Management VII, LLC is the general partner of ICP7.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,865,000 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45885A300	13G	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Partners VIII, L.P. (“ICP8”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited partnership)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 835,000 shares, which are directly owned by ICP8. Integral Capital Management VIII, LLC is the general partner of ICP8.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 835,000 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45885A300	13G	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Absolute Return Fund, L.P. (“Integral ARF”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California (limited partnership)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 290,000 shares, which are directly owned by Integral ARF. ICP Absolute Return Management, LLC is the general partner of Integral ARF.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 290,000 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 8 of 16 Pages

ITEM 1(a).

NAME OF ISSUER:

Internap Network Services Corporation

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

250 Williams Street

Atlanta, Georgia  30303

ITEM 2(a), (b), (c).

NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE, AND CITIZENSHIP:

This statement is being filed by Integral Capital Management VII, LLC, a Delaware limited liability company (“ICM7”) and Integral Capital Management VIII, LLC, a Delaware limited liability company (“ICM8”), and ICP Absolute Return Management, LLC, a Delaware limited liability company (“ICP ARM”).  The principal business address of ICM7, ICM8, and ICP ARM is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, California   94025.

ICM7 is the general partner of Integral Capital Partners VII, L.P., a Delaware limited partnership (“ICP7”).  ICM8 is the general partner of Integral Capital Partners VIII, L.P., a Delaware limited partnership (“ICP8”).  ICP ARM is the general partner of Integral Capital Absolute Return Fund, L.P., a California limited partnership (“Integral ARF”).  With respect to ICM7, ICM8, and ICP ARM, this statement relates only to ICM7’s, ICM8’s, ICP ARM’s indirect, beneficial ownership of shares of Common Stock of the Issuer (the “Shares”).  The Shares have been purchased by ICP7, ICP8 and Integral ARF, and none of ICM7, ICM8, or ICP ARM directly or otherwise holds any Shares. Management of the business affairs of ICM7, ICM8 and ICP ARM, including decisions respecting disposition and/or voting of the Shares, resides in a majority of the managers of ICM7, ICM8 and ICP ARM, respectively, such that no single manager of ICM7, ICM8 or ICP ARM has voting and/or dispositive power of the Shares.

ITEM 2(d).

TITLE OF CLASS OF SECURITIES:

Common Stock

Page 9 of 16 Pages

ITEM 2(e).

CUSIP NUMBER:

45885A300

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ X ].

ITEM 4.

OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.

Integral Capital Management VII, LLC (“ICM7”)

(a)

Amount Beneficially Owned:  1,865,000

(b)

Percent of Class:  3.8%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote: 1,865,000

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  1,865,000

 Page 10 of 16 Pages

B.

Integral Capital Management VIII, LLC (“ICM8”)

(a)

Amount Beneficially Owned:  835,000

(b)

Percent of Class:  1.7%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  835,000

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  835,000

C.

ICP Absolute Return Management, LLC (“ICP ARM”)

(a)

Amount Beneficially Owned:  290,000

(b)

Percent of Class:  0.6%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  290,000

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  290,000

D.

Integral Capital Partners VII, L.P. (“ICP7”)

(a)

Amount Beneficially Owned:  1,865,000

(b)

Percent of Class: 3.8%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  1,865,000

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  1,865,000

E.

Integral Capital Partners VIII, L.P. (“ICP8”)

(a)

Amount Beneficially Owned:  835,000

(b)

Percent of Class: 1.7%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote: 835,000

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition: 835,000

Page 11 of 16 Pages

F.

Integral Capital Absolute Return Fund, L.P. (“Integral ARF”)

(a)

Amount Beneficially Owned:  290,000

(b)

Percent of Class:  0.6%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  290,000

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  290,000

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFCATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Page 12 of 16 Pages

ITEM 10.

CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2008

INTEGRAL CAPITAL MANAGEMENT VII, LLC

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager

INTEGRAL CAPITAL MANAGEMENT VIII, LLC

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager

Page 13 of 16 Pages

ICP ABSOLUTE RETURN MANAGEMENT, LLC

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager

INTEGRAL CAPITAL PARTNERS VII, L.P.

By Integral Capital Management VII, LLC,

its General Partner

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager

INTEGRAL CAPITAL PARTNERS VIII, L.P.

By Integral Capital Management VIII, LLC

its General Partner

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager

INTEGRAL CAPITAL ABSOLUTE RETURN FUND,

L.P.

By ICP Absolute Return Management, LLC

its General Partner

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager

Page 14 of 16 Pages

EXHIBIT INDEX

Found on
Sequentially
Exhibit		Numbered Page

Exhibit A:	Agreement of Joint Filing	15

Page 15 of 16 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Act the statement dated January 8, 2008 containing the information required by Schedule 13G, for the 2,990,000 Shares of capital stock of Internap Network Services Corporation held by Integral Capital Partners VII, L.P., a Delaware limited partnership, Integral Capital Partners VIII, L.P., a Delaware limited partnership, and Integral Capital Absolute Return Fund, L.P., a California limited partnership..

Date:  January 8, 2008

INTEGRAL CAPITAL MANAGEMENT VII, LLC

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager

INTEGRAL CAPITAL MANAGEMENT VIII, LLC

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager

ICP ABSOLUTE RETURN MANAGEMENT, LLC

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager

     Page 16 of 16 Pages

INTEGRAL CAPITAL PARTNERS VII, L.P.

By Integral Capital Management VII, LLC,

its General Partner

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager

INTEGRAL CAPITAL PARTNERS VIII, L.P.

By Integral Capital Management VIII, LLC,

its General Partner

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager

INTEGRAL CAPITAL ABSOLUTE RETURN FUND,

L.P.

By ICP Absolute Return Management, LLC

its General Partner

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager